UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Amendment No. 1 to)

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sinoenergy Corporation
(Name of Company)
Common Stock, $0.001 par value
(Title of class of securities)
82935B103
(CUSIP number)
Asher S. Levitsky P.C. Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor New York, New York 10006; (212) 930-9700
(Name, address and telephone number of person authorized to receive notices and communications)
October 12, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82935B103		13D	Page 2
1	NAME OF REPORTING PERSON:		Skywide Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,277,102(2)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	6,277,102(2)
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,277,102(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.4%
14	TYPE OF REPORTING PERSON:		CO

(1)  Pursuant to the terms of an Agreement and Plan of Merger, dated as of October 12, 2009 (the “October Merger Agreement”) by and between the Issuer and Skywide Capital Management Limited, a British Virgin Islands Company (“Skywide”) which is owned 50% by Mr. Tianzhou Deng, the Chairman of the Board of Directors of the Issuer (“Mr. Deng”) and 50% by Mr. Bo Huang, the Chief Executive Officer and a Director of the Issuer (“Mr. Huang”), the Issuer agreed to merge with and into Skywide, with Skywide to continue as the surviving company (the “Merger”).

The Parties (hereinafter defined) are currently engaged in discussions to enter into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) by and among the Issuer, Skywide and SNEN Acquisition Corp., a wholly owned subsidiary of Skywide (“Merger Sub”; the Issuer, Skywide and Merger Sub are herein referred to collectively as the “Parties”),  which shall provide that the Merger Sub will merge with and into the Issuer, with the surviving company being privately owned indirectly by Messrs. Deng and Huang as a result of their ownership of Skywide, with the other terms of the October Merger Agreement remaining substantially the same.

At the effective time of the Merger, each issued and outstanding share of common stock of the Issuer (the “Common Stock”), other than any shares owned by (a) Skywide, including its shareholders and subsidiaries, (b) the Issuer as treasury shares or (c) the Issuer’s subsidiaries, will be converted into the right to receive $1.90 in cash, without interest. Skywide anticipates costs of $20,000,000 for the purchase of the Issuer’s shares owned by Shareholders of the Issuer other than Skywide and other costs with respect to such transaction. Mr. Deng and Mr. Huang, jointly, are contributing $20,000,000 to Skywide from their personal funds.

(2) As of June 2, 2006, Skywide owned 12,793,847 shares of the Issuer.  On July 9, 2008, a one-for-two reverse split of the Issuer’s common stock took effect, pursuant to which the 12,793,847 shares of common stock of the Issuer were converted to 6,396,924 shares of the Issuer’s common stock.  On July 18, 2008, Skywide transferred 99,822 shares to the Issuer’s warrant holders and former chief financial officer, and transferred 20,000 shares to the Issuer for cancellation.

CUSIP No. 82935B103		13D	Page 3
1	NAME OF REPORTING PERSON:		Bo Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	PF (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,277,102(2)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,277,102(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,277,102(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.4%
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please refer to prior footnote (2).

CUSIP No. 82935B103	13D	Page 4

1	NAME OF REPORTING PERSON:		Tianzhou Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	PF (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,277,102(2)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,277,102(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,277,102(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.4%
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please refer to prior footnote (2).

CUSIP No. 82935B103	13D	Page 5

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed with the Securities and Exchange Commission by Skywide Capital Management Limited, Bo Huang and Tianzhou Deng on June 27, 2006, relating to the common stock, par value $0.001 per share, of Sinoenergy Corporation.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Sinoenergy Corporation, a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1603-1604, Tower B Fortune Centre Ao City, Beiyuan Road, Chaoyang District, Beijing, People’s Republic of China 100107.

Item 2.  Identity and Background.

The last sentence of the first paragraph of item 2 in the original filing is hereby amended by deleting it in its entirety and substituting therefor the following sentence:

Skywide’s address is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to Row (4) of the cover pages of this Amended Schedule 13D are incorporated herein by reference.  Skywide anticipates costs of $20,000,000 to fund the purchase of the shares of the Issuer’s common stock which are owned by unaffiliated persons. Mr. Deng and Mr. Huang, jointly, are contributing $20,000,000 to Skywide from their personal funds to be used to purchase an aggregate of 9,665,234 shares of common stock of the Issuer from unaffiliated persons at the price of $1.90 per share pursuant to the terms of the October Merger Agreement, along with other costs with respect to such transaction, which the Parties anticipate shall remain the same pursuant to their discussions to enter into the Amended and Restated Agreement and Plan of Merger (hereinafter defined).

Item 4.  Purpose of Transaction.

The last sentence of the fourth paragraph of item 4 in the original filing is hereby amended by deleting it in its entirety and substituting therefor the following paragraphs:

Pursuant to the terms of an Agreement and Plan of Merger, dated as of October 12, 2009 (the “October Merger Agreement”) by and between the Issuer and Skywide, the Issuer would have merged with and into Skywide, with Skywide continuing as the surviving company.

The Parties are currently engaged in discussions to amend and restate the October Merger Agreement, which the Parties expect to finalize shortly after the filing of this Schedule 13D as the “Amended and Restated Merger Agreement”.   The Amended and Restated Merger Agreement, shall provide that the Merger Sub will merge with and into the Issuer, with the surviving company being privately owned indirectly by Messrs. Deng and Huang as a result of their ownership of Skywide (the “Merger”).

Pursuant to the October Merger Agreement and based upon the discussions to enter into the Amended and Restated Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of the Issuer (the “Common Stock”), other than any shares owned by (a) Skywide, including its shareholders and subsidiaries, (b) the Issuer as treasury shares or (c) the Issuer’s subsidiaries, will be converted into the right to receive $1.90 in cash, without interest.

CUSIP No. 169050C109	13D	Page 6

The October Merger Agreement and the negotiations to enter into the Amended and Restated Merger Agreement further provide that all outstanding Issuer stock options, except for stock options held by Messrs. Deng and Huang, issued pursuant to the Issuer’s 2006 long-term incentive plan, and all outstanding Issuer stock purchase warrants, whether or not vested or exercisable, will be cashed out and cancelled in connection with the completion of the merger.  Upon the successful completion of the Merger, the Issuer’s current shareholders, other than Skywide and Messrs. Deng and Huang will have no interest in the Issuer, which shall be a wholly owned subsidiary of Skywide which is owned by Messrs. Deng and Huang.

Item 5. Interest in Securities of the Company.

Item 5 is hereby amended and restated in its entirety as follows:

As of February 1, 2010, Skywide beneficially owned 6,277,102 shares of the Issuer’s common stock, representing 39.4% of the Issuer’s outstanding common stock.  Skywide has the sole power to vote or dispose of all of its shares.  Mr. Deng, the Chairman of the Board of Directors of the Issuer and Mr. Huang, the Chief Executive Officer and a Director of the Issuer each own a 50% equity interest in Skywide.  By virtue of their stock ownership in Skywide, Messrs. Deng and Huang have joint control over the voting and disposition of all the shares owned by Skywide, although each has a 50% economic interest in the shares owned by Skywide.  Pursuant to the October Merger Agreement and the negotiations to enter into the Amended and Restated Merger Agreement, Skywide will be the surviving company following the Merger, and the entire beneficial interest in the Issuer will be held by Messrs. Deng and Huang as the sole shareholders of Skywide.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated October 12, 2009 by and between the Issuer and Skywide, is herein incorporated by reference to Exhibit 99.1 of the Form 8-K filed on October 13, 2009.

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2010

SKYWIDE CAPITAL MANAGEMENT LIMITED By: /s/ Tianzhou Deng Name: Tianzhou Deng Title: Chairman /s/ Tianzhou Deng Tianzhou Deng /s/ Bo Huang Bo Huang